EXHIBIT 99.2

[LOGO]                           NEWS RELEASE

                          WHEATON RIVER MINERALS LTD.

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   Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, B.C. V6C 3L6
                      Ph: (604) 696-3000 Fax (604) 696-3001

FOR IMMEDIATE RELEASE                                Toronto Stock Exchange: WRM
January 15, 2003                                    American Stock Exchange: WHT

                       WHEATON RIVER ANNOUNCES ACQUISITION
                       - GOLD PRODUCTION MORE THAN DOUBLES

Wheaton River Minerals Ltd. (WRM: TSX, WHT: AMEX) announced today that it has entered into a letter of intent to acquire Rio Tinto's 25% interest in the low cost Bajo de la Alumbrera gold-copper mine in Argentina and 100% interest in the Peak gold mine in Australia for US$210 million. Between 2003 and 2005, the mines to be acquired are estimated to produce an average of 269,500 ounces of gold annually at a cash cost of US$74 per ounce.

The acquisition will transform Vancouver-based Wheaton River into the 8th largest Canadian gold producer with estimated production in 2003 of 458,500 gold equivalent ounces (371,000 gold ounces and 6.4 million silver ounces). As a result of the acquisition:

o Wheaton River will significantly reduce its estimated cash cost per gold equivalent ounce from an estimated US$187 in 2002 to US$124 in 2003 (including by-product copper credits).

o Proven and probable reserves will quadruple from 0.8 million gold equivalent ounces as at December 31, 2001 to over 3.3 million gold equivalent ounces.

o Free cash flow will increase substantially due to the mature nature of the mining assets being acquired.

The Bajo de la Alumbrera gold-copper mine in Argentina has been developed into a world class mine by operator MIM Holdings Limited of Australia. Bajo de la Alumbrera commenced commercial production in February 1998 and has a remaining mine life of at least 10 years. Production for the year ended June 30, 2002 totalled 759,360 ounces of gold at a cash cost of negative US$18 per gold ounce (copper treated as a by-product) and 199,550 tonnes of copper. Over the next five years, the operation is expected to average 540,000 ounces of gold and approximately 180,000 tonnes of copper per year, of which Wheaton River's share would average 135,000 ounces of


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                                      -2-


gold and 45,000 tonnes of copper per year. As at June 30, 2002, Alumbrera had proven and probable mineral reserves of 7.1 million ounces of gold and 1.9 million tonnes of copper.

The Peak gold mine in Australia is comprised of several underground mines, a small open pit mine and a gold and copper concentrator. Production in 2001 totalled 100,800 ounces of gold at a cash cost of US$189 per ounce. In the nine months ended September 30, 2002, production totalled 77,100 ounces of gold at a cash cost of US$203 per ounce. Production is expected to average 110,000 ounces of gold per year at a cash cost of US$189 per ounce until the end of the current mine life in 2007. Wheaton River believes that further exploration at Peak may extend the mine life. As at December 31, 2001, Peak had proven and probable mineral reserves of 731,000 ounces of gold.

"This acquisition fulfils our mandate of transforming Wheaton River into a premier mid-tier gold producer", commented Ian Telfer, Chairman and CEO of Wheaton River. "We have increased reserves, increased production and dramatically reduced our production costs."

"Bajo de la Alumbrera and Peak are high quality mature mines operated by experienced management teams. We look forward to working with the Peak operating team in Australia", added Mr. Telfer.

One of the terms of the transaction will permit Wheaton River to defer the payment of up to US$70 million of the US$210 million total purchase price for up to 24 months. The deferred consideration will not require any gold hedging, and Wheaton River will remain an unhedged producer. Based on current metal prices, Wheaton River believes that cash flow from its existing Mexican operations and its newly acquired assets will enable Wheaton River to be in a positive net cash position by December 31, 2004.

The acquisition is subject to Wheaton River and Rio Tinto entering into a definitive agreement of purchase and sale. Closing will be subject to a number of conditions, including obtaining all requisite regulatory and third party approvals and consents, waiver of pre-emptive rights, satisfaction of customary closing conditions and Wheaton River raising the required financing. Wheaton River expects the transaction to close by the end of February 2003.

BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners acted as financial advisors to Wheaton River in connection with this acquisition.

Wheaton River will hold a conference call on January 15, 2003, at 5:00 p.m. EST and non-U.S. residents may participate in the conference call by dialling 1-877-461-2814 in Canada and 416-695-9753 elsewhere.

Wheaton River engaged Micon International Limited to prepare a technical report on Alumbrera and Peak in accordance with National Instrument 43-101 of the Canadian


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                                      -3-


Securities Administrators. The information herein on mineral reserves and mineral resources and future production estimates is extracted from the Micon report.

Alumbrera Mine

Alumbrera is a large-scale open pit gold-copper mine located in northwest Argentina at a moderate elevation of 2,600 metres above sea level. Alumbrera processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Originally designed for 80,000 tonnes per day, the mine produced approximately 600,000 ounces of gold and approximately 160,000 tonnes of copper in 2000 and approximately 580,000 ounces of gold and 170,000 tonnes of copper in 2001. Expansion programs completed in 2001 increased throughput to 100,000 tonnes per day and increased annual production to approximately 760,000 ounces of gold and 200,000 tonnes of copper in 2002. Alumbrera produces a clean concentrate, which is in demand by smelters worldwide.

The following table sets forth the Ore Reserves (of which Wheaton River will own a 25% interest) for the Alumbrera project as at June 30, 2002.

                     Proved and Probable Ore Reserves(1)(2)

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                                                            Contained  Contained
                                     Gold Grade   Copper      Gold      Copper
                           Tonnes    (grams per   Grade     (million   (million
Material       Category   (million)    tonne)      (%)       ounces)    tonnes)
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In Situ(3)     Proved       224.3       0.67       0.58       4.83       1.301
               -----------------------------------------------------------------
               Probable      41.7       0.64       0.55       0.86       0.229
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               Total        266.0       0.67       0.58       5.69       1.530
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Stockpiles(4)  Proved       104.4       0.42       0.36       1.41       0.376
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               Probable        --         --         --         --          --
               -----------------------------------------------------------------
               Total        104.4       0.42       0.36       1.41       0.376
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Total          Proved       328.7       0.59       0.51       6.24       1.677
               -----------------------------------------------------------------
               Probable      41.7       0.64       0.55       0.86       0.229
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               Total        370.4       0.60       0.51        7.1       1.905
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(1)   The Ore Reserves for the Alumbrera mine set out in the table above have been prepared under the overall direction of David Keough, Chief Geologist at Minera Alumbrera Limited, and reviewed by Harry Burgess, P.Eng., mining engineer, and Terry Hennessey, P.Geo., geologist, at Micon. The Ore Reserves are classified as Proved and Probable, and are based on the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code"), the Australian and RTP world wide standards. It is Micon's opinion that the Proved and Probable Ore Reserves prepared by Minera Alumbrera Limited staff are the equivalent of proven and probable mineral reserves under the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines adopted by CIM Council on August 20, 2000.

(2) The Ore Reserves were estimated by fitting a pit shell to the mineral resource block model and the surrounding waste. Metal prices of $0.88 per pound copper and $298 per ounce gold were used in the pit design.

(3) Using a cut-off grade of 0.28% payable equivalent copper at $280 per ounce gold and $0.95 per pound copper.

(4)   Historically, the mine has operated using various cut-off criteria.

Peak Gold Mine

The Peak gold mine properties are in the vicinity of Cobar, New South Wales, Australia, approximately 600 kilometres west of Sydney. The leases and licences cover approximately 350 square kilometres surrounding the Peak gold mine.


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                                      -4-


Mine production operations are located in two distinct underground zones and a small open pit operation. The two underground zones are known as New Occidental and Perseverance, while the open pit is the near surface remnants of the now closed underground New Cobar operation. Production operations have been underway at New Occidental since December 2001, while development reached the Perseverance zone in the fall of 2002. The facilities have produced and treated approximately 600,000 tonnes per year of gold and copper bearing ore.

The New Cobar open pit is scheduled to be completed in 2003, when mined ore will remain stockpiled for subsequent treatment. The original flexible process design required by the variability of the Peak ore zones, consisting of semi-autogenous milling, gravity, sulphide flotation, cyanide leaching, carbon in leach adsorption, electrowinning and bullion production, has facilitated the introduction of new ore sources with different mineralogical and metallurgical characteristics. The main mill modifications for processing New Cobar and New Occidental ores were completed in August 2001. Several exploration targets are being evaluated in the mine area.

The following table sets forth the Ore Reserves for the Peak gold mine as at December 31, 2001.

                  Proved and Probable Ore Reserves(1)(2)(3)(4)

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                               Gold Grade     Copper     Contained     Contained
                   Tonnes      (grams per     Grade        Gold          Copper
Category          (million)      tonne)        (%)       (ounces)       (tonnes)
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Proved              0.74          4.6          0.1        109,400          740
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Probable            2.51          7.7          0.2        621,400        5,020
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Total               3.25          7.0          0.2        730,800        5,760
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(1)   The Ore Reserves for the Peak gold mine properties set out in the table above have been prepared by Peak Gold Mines Pty Ltd. and reviewed by Harry Burgess, P.Eng., mining engineer, and Terry Hennessey, P.Geo., geologist, at Micon. The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code. It is Micon's opinion that the Proved and Probable Ore Reserves prepared by Peak Gold Mines Pty. staff are the equivalent of proven and probable mineral reserves under the same CIM standards.

(2) The Ore Reserves were estimated using either a 2 dimensional kriging method or a 3 dimensional kriging method, constrained by geological and grade domains.

(3) A dilution factor of 14%, at 0 grams per tonne, and a mining recovery of 95%, was applied, based on dilution experience with Peak gold mine stopes.

(4) The following table sets forth the recovery and dilution factors applied to the Mineral Resource estimates by property:

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Deposit              Recovery (%)   Dilution (%)  Cut-Off Grade (grams per tonne gold)
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
New Occidental       95             14            4
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Peak Mine            95             14            4
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Perseverance         95             21            4
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New Cobar            98             5             1.24 - 1.51 dependent on ore type
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

The following table sets forth the estimated Mineral Resources for the Peak gold mine as at December 31, 2001.


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                                      -5-


        Measured, Indicated and Inferred Mineral Resources(1)(2)(3)(4)(5)
                  (excluding Proved and Probable Ore Reserves)

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Category                       Tonnes         Gold                Copper
                               (x 106)        (grams per tonne)   (%)
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Measured                       0.11           2.2                 0.0
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Indicated                      0.59           2.6                 0.7
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Measured + Indicated           0.70           2.6                 0.6
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Inferred                       2.75           5.0                 1.2
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(1)   The Mineral Resources for the Peak gold mine properties set out in the table above have been prepared by Peak Gold Mines Pty Ltd. and Terry Hennessey, P.Geo., geologist, at Micon. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the JORC Code. It is Micon's opinion that the Measured, Indicated and Inferred Mineral Resources presented above are individually the equivalent of the measured, indicated and inferred mineral resource categories as presented in the CIM standards.

(2) The Mineral Resources were estimated using 2D and 3D ordinary kriged block models, constrained by geological and grade domains.

(3) Included in the Mineral Resources are portions of Ore Reserve stope outlines which have been classified as an Inferred Mineral Resource and mineralized material above the deposit/zone cut-off grade, with adequate continuity, in areas where mining may be possible but has not yet been demonstrated to be economic. Excluded from the Identified Mineral Resources are mined material and material unlikely to be converted to reserve status for engineering or technical reasons and remnant stope pillars, skins and other material sterilized as a result of mining as well as discontinuous mineralization.

(4) Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release uses the terms "Measured", "Indicated" and "Inferred" Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

(5) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Luismin 2002 Production Update

Wheaton River also reported that production from its Luismin gold and silver operations in Mexico for the year ended December 31, 2002 totalled 193,372 gold equivalent ounces (106,578 gold ounces and 5.85 million silver ounces) at an estimated cash cost of US$187 per ounce.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined,


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                                      -6-


future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in the Form 20-F as on file with the Securities and Exchange Commission in Washington, D.C. Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or visit www.wheatonriver.com.